COLLAGENEX PHARMACEUTICALS, INC.

41 UNIVERSITY DRIVE
NEWTON, P.A. 18940

April 21, 2006

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 0610

Washington, DC 20549

Attention:  John L. Krug

Re:          CollaGenex Pharmaceuticals, Inc.
Preliminary Proxy Statement filed April 14, 2006
File Number 0-28308

Dear Mr. Krug:

On behalf of CollaGenex Pharmaceuticals, Inc. (the “Company”), this letter is being filed in response to the letter dated April 20, 2006 (the “Letter”) from Jeffrey P. Riedler, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Colin W. Stewart, President and Chief Executive Officer of the Company, regarding the Company’s Preliminary Proxy Statement filed with the Commission on April 14, 2006 (the “Preliminary Proxy Statement”).

The response below is keyed to the heading used in the Letter.

Proposal 2. Proposal to increase the number of authorized shares of common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to shareholder approval of the proposal.

Response:                                        In response to the Staff’s comment in the Letter, the Company proposes to insert the following language as the seventh paragraph under Proposal No. 2 (located on page 33) in its definitive proxy statement (the “Proxy Statement”) to be filed with the Commission upon expiration of the ten calendar day period succeeding the filing of the Preliminary Proxy Statement, as set forth in Exchange Act Rule 14a-6(a):

“Although we have no plan, commitment, arrangement, understanding or agreement, either written or oral, to issue additional shares of our common stock subsequent to stockholder approval of this Proposal, our Board of Directors periodically evaluates options for raising additional capital through, among other alternatives, corporate collaboration and licensing arrangements with third parties, public or private equity offerings and debt financings.”

In addition, the Company hereby acknowledges that:

(i)      the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(ii)     Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(iii)    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, please telephone Tod K. Reichert of Wilmer Cutler Pickering Hale and Dorr LLP, outside counsel to the Company, at (617) 526-6989. Thank you for your time and attention.

Very truly yours,

COLLAGENEX PHARMACEUTICALS, INC.

/s/ Nancy C. Broadbent

Nancy C. Broadbent
Chief Financial Officer
(Principal Financial Officer)

NCB:cm

cc:                                 Securities and Exchange Commission

Jeffrey P. Riedler

Wilmer Cutler Pickering Hale and Dorr LLP

Tod K. Reichert, Esq.

Philip P. Rossetti, Esq.

Emily D. Babalas, Esq.